Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated February 26, 2019, relating to the consolidated financial statements of MannKind Corporation and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s ability to continue as a going concern) and the effectiveness of the Company’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of MannKind Corporation and subsidiaries for the year ended December 31, 2018, and the reference to us under the heading “Experts” in the Prospectuses, which are part of this Registration Statement.

/s/ Deloitte & Touche LLP

Stamford, CT

March 29, 2019